September 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mark Brunhofer, Senior Staff Accountant Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation Form 10-K for the Fiscal Year Ended July 31, 2009 Form 10-Q/A for the quarterly period ended January 31, 2010 File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to certain of the comments of the Commission Staff as set forth in your letter, dated August 10, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2010 (the “10-Q/A”).  As noted in our responses below, to the extent that revisions to the Company’s disclosure in response to the Staff’s comments are required, the Company proposes to make such revisions in the Company’s next annual report on Form 10-K for the fiscal year ended July 31, 2010, and subsequent filings as appropriate given the facts and circumstances.

For ease of reference, we have set forth below each of the Staff's comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K and the 10-Q/A.

Form 10-Q/A for the quarterly period ended January 31, 2010 filed June 11, 2010

Note 11:  Derivative Warrant Liability, page 12

1.
We acknowledge your response to the second bullet of our previous comment one.  It is unclear why you believe the Black-Scholes option pricing model is the most appropriate model to measure the fair value of your warrants given the existence of the price protection provision.  In this regard, it appears that your assignment of zero value to the probability that the down-round protection will be triggered is unreasonable because:

Securities and Exchange Commission
September 7, 2010

•	It appears likely that you will need to raise additional capital to continue to develop and commercialize your product candidates;
•	You have historically financed your operations through regular debt (with equity-linked instruments) and equity issuances; and
•
The warrants at issue were originally exercisable at $1.21 per share and are currently exercisable at $0.33 per share, apparently a direct result of the price protection provision being triggered at least once.

Please revise your accounting and disclosure in each of your fiscal 2010 Forms 10-Q to fair value these warrants using a binomial, lattice or other model that appropriately considers the probability of the price protection provision being triggered and explain to us how the model used considers this provision.  Otherwise, please demonstrate to us how the incremental value for the price protection provision is immaterial.

Response:

As proposed in the Company’s acknowledgment letter dated August 23, 2010 and filed with the Commission via EDGAR on such date, the Company will provide a response to comment 1 no later than September 17, 2010.  The Company requires additional time to allow the Company sufficient time to engage a valuation expert and obtain a preliminary analysis from such expert to address this comment.

2.
Please revise your disclosure in each of your fiscal 2010 Forms 10-Q to clarify that the price protection provisions of the warrants also apply to the subsequent issuance of equity-linked instruments, for example options and convertible securities, with exercise or conversion prices below the current exercise price of the warrants as indicated in Section 2(b) of your warrant agreements.  Clarify that the exercise price of the warrants under the price protection provisions adjusts to the lower future issuance price or exercise/conversion price of stock or equity-linked instruments issued, respectively.  In addition, please disclose as indicated in Section 2(c) of your warrant agreements that the number of shares issuable under the warrants changes proportionally so that the aggregate exercise price from the warrants remains the same.

Response:

We respectfully submit that we will revise in future filings to the extent appropriate, including our annual report on Form 10-K for the fiscal year ended July 31, 2010, the disclosures in the Notes to Consolidated Financial Statements and elsewhere in such filings as appropriate relating to the derivative warrant liability to address the items described above in comment 2.  The revised disclosure would reflect substantially the following language:

Securities and Exchange Commission
September 7, 2010

The Company has certain warrants outstanding (the “Warrants”) with price protection provisions that allow for the reduction in the exercise price of the Warrants (the “Warrant Exercise Price”) upon the occurrence of certain events, including the Company’s issuance of common stock or securities convertible into or exercisable for common stock, such as options and warrants, at a price per share less than the Warrant Exercise Price then in effect.  For instance, if the Company issues shares of its common stock or options exercisable for or securities convertible into common stock at an effective price per share of common stock less than the Warrant Exercise Price then in effect, the Warrant Exercise Price will be reduced to the effective price of the new issuance.  Simultaneously with any reduction to the Warrant Exercise Price, the number of shares of common stock that may be purchased upon exercise of each Warrant (the “Warrant Shares”) shall be increased or decreased proportionately, so that after such adjustment the aggregate Warrant Exercise Price payable for the adjusted number of Warrant Shares shall be the same as the aggregate Warrant Exercise Price in effect immediately prior to such adjustment.

The Company’s issuance of certain securities will not trigger the price protection provisions of the Warrants described above.  These “excluded” issuances include the Company’s issuance of:  (a) shares of common stock or standard options to the Company’s directors, officers, employees or consultants pursuant to a board-approved equity compensation program or other contract or arrangement (up to an aggregate amount of 5,608,926, representing 5% of the common stock issued and outstanding immediately prior to March 31, 2008); (b) shares of common stock issued upon the conversion or exercise of any security, right or other instrument convertible or exchangeable into common stock (or securities exchangeable into common stock) issued prior to March 31, 2008; (c) shares issuable upon the conversion of the senior secured convertible notes issued on March 31, 2008 in connection with the Warrants; (d) the Warrant Shares; and (e) shares of common stock and warrants in connection with strategic alliances, acquisitions, mergers, and strategic partnerships, the primary purpose of which is not to raise capital, and which are approved in good faith by the Company’s board of directors (up to an aggregate number of 11,217,852, representing 10% of the shares of common stock issued and outstanding immediately prior to March 31, 2008).

The Company accounts for the Warrants with price protection in accordance with FASB ASC 815.

Note 12:  Restatement of Previously Reported Interim Periods, page 13

3.
Please revise the accounting and disclosure in each of your fiscal 2010 Forms 10-Q to reflect upon adoption of the changed guidance the cumulative-effect adjustment based on the amounts that would have been recognized if that guidance had been applied from the issuance date of the warrants.  Please see ASC 815-10-65-3d through 65-3f.

Securities and Exchange Commission
September 7, 2010

Response:

As proposed in the Company’s acknowledgment letter dated August 23, 2010 and filed with the Commission via EDGAR on such date, the Company will provide a response to comment 3 no later than September 17, 2010.  The Company requires additional time to allow the Company sufficient time to engage a valuation expert and obtain a preliminary analysis from such expert to address this comment.

Item 4, Controls and procedures
Evaluation of Disclosure Controls and Procedures, page 29

4.
We acknowledge your disclosure and response addressing the third bullet of our previous comment one.  We think you should re-evaluate whether your disclosure controls and procedures are effective and, if necessary revise your disclosure in each of your fiscal 2010 Forms 10-Q, in light of the following:

•
It is unclear why your restatement of financial statements for the misapplication of GAAP “did not constitute a failure in [your] disclosure controls and procedures” and why your reassessment that disclosure controls and procedures were effective is reasonable.

•
It is also unclear why you believe you found no material weakness in your disclosure controls and procedures when paragraph 69 of PCAOB Standard No. 5 states that a restatement of previously issued financial statements is an indicator of a material weakness in internal controls over financial reporting.

•
The fact that the error was unintentional, did not impact cash, had no effect on operating income or cash flows and did not result in the restatement of any completed fiscal year does not appear relevant to whether GAAP compliant information required to be disclosed was properly disclosed.

•
The fact that the error involved the interpretation of new accounting guidance does not appear to be relevant given that you are required to assess the applicability of new guidance and, in this instance, Example 9 at ASC 815-40-55-33 and 55-34 appears to be directly on point.

Response:

We believe that the Company’s restatement of the interim financial statements for the periods ended October 31, 2009 and January 31, 2010 (the “2010 Quarterly Financial Statements”) to treat the Warrants as derivatives and report them as a liability with the fair value determined as of each reporting period and the resulting gain or loss reported in the Company’s statement of operations in accordance with FASB ASC 815-40-15 did not constitute a material weakness in the Company’s disclosure controls and procedures and that the controls were operating effectively, despite the isolated occurrence of the misapplication of this change in accounting standard.  We have carefully reviewed the facts and circumstances relating to the restatement of the 2010 Quarterly Financial Statements, and, for the reasons described below, we do not believe that a change is required to our assessment of the effectiveness of our disclosure controls or internal controls or procedures in the 2010 Forms 10-Q as of the end of periods covered by the restatement.

Securities and Exchange Commission
September 7, 2010

The restatement is related to our change in accounting for the effects on the Warrants of Emerging Issues Task Force No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (now codified as Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, Derivatives and Hedging).  FASB ASC 815-40-15 represented new accounting guidance issued when the FASB reached a consensus regarding the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception related to accounting for derivative instruments and hedging activities.  This accounting guidance was applicable by the Company as of August 1, 2009, the first day of its fiscal year beginning after December 15, 2008.

In connection with the preparation of the interim financial statements for the three months ended October 31, 2009 and as part of our disclosure controls processes, we reviewed the new accounting guidance and assessed the application of FASB ASC 815-40-15 and determined that no change in the treatment of the Warrants was required under FASB ASC 815-40-15.  As part of our controls processes, we also consulted with an outside accounting firm (other than our independent auditors) that regularly assists the Company in the preparation and technical review of its financial statements.  The outside accounting firm reviewed our financial statements, including assisting in the drafting of the “Effects of Recent Accounting Pronouncements” note to the financial statements and concurred with our assessment that the adoption of the new guidance under FASB ASC 815-40-15 did not require different treatment of the Warrants and, thus, did not have a significant impact on the Company’s consolidated financial statements.  We therefore concluded that the Warrants were properly treated as equity and that such approach was consistent with the generally prevailing interpretation in effect in the accounting industry at the time we prepared the financial statements for the interim period ended October 31, 2009.

Similarly, in connection with the preparation of the interim financial statements for the three and six months ended January 31, 2010, we continued to treat the Warrants as equity.  Again as part of our regular disclosure controls processes, we consulted with the outside accounting firm that regularly assists the Company in the preparation and technical review of its financial statements.  The outside accounting firm concurred with our accounting approach for the Warrants and conclusion that the adoption of the guidance under FASB ASC 815-40-15 did not have a significant impact on the Company’s consolidated financial statements.  We again concluded that the Warrants were properly treated as equity and that such approach was consistent with the generally prevailing interpretation in effect in the accounting industry at the time we prepared the financial statements for the interim period ended January 31, 2010.

Securities and Exchange Commission
September 7, 2010

We believe that our internal control processes, including the evaluation of recent accounting pronouncements and the technical review of our consolidated financial statements and notes by the outside accounting firm, in addition to the internal review of recent accounting pronouncements and preparation of financial reports by the Company’s experienced and competent accounting personnel, indicate that we had appropriate internal controls in place.

Our independent registered public accounting firm reviewed the interim financial statements for the three months ended October 31, 2009 and the three and six months ended January 31, 2010 and there were no issues raised with respect to our conclusion that the adoption of FASB ASC 815-40-15 did not require different treatment of the Warrants in the Company’s consolidated financial statements.  While such review is not part of our control processes, it provided the Company with further confidence that the disclosure relating to the newly adopted guidance was appropriate.

Subsequently due to the Commission Staff’s inquiry and the Commission Staff’s questioning of the equity treatment of the Warrants based on Example 9 at ASC 815-40-55-33 and 55-34 and the interpretative guidance provided by the Commission Staff, we again consulted with our Board of Directors, our outside accounting consultants and informed our independent registered public accounting firm of the Commission Staff’s comments.  We ultimately concluded the guidance was applicable and restated the 2010 Quarterly Financial Statements and reclassified the Warrants to a liability and reported adjustments to the fair value of the Warrants at the end of such periods.

We have evaluated and concluded that the restatements do not indicate a material weakness in internal controls over financial reporting and that the restatements do not impact such controls and procedures that were effective as of the end of the periods covered by the restatements.  We believe that our internal controls are functional and adequate, and, on an ongoing basis, we will continue to review and, as appropriate, improve our internal controls.

Factors we considered in assessing the effectiveness of our internal control over financial reporting include the following:

•
We concluded that the restatement was limited to issues resulting from a change in the interpretation of a newly effective, extremely complex accounting principle.  The restatement involved the Warrants issued by the Company along with the senior secured convertible notes (the “Notes”) in a complicated transaction that the Company undertook in March 2008.  Following the closing of that transaction, the Company analyzed and reviewed the accounting treatment of both the Notes and the Warrants with its outside accounting consultants and its independent registered public accounting firm in connection with its interim financial statements for the period ended April 30, 2008 and its annual financial statements for the fiscal year ended July 31, 2008.  The treatment of warrants as described in Example 9 at ASC 815-40-55-33 and 55-34 departed from the prior treatment of such convertible securities under generally prevailing interpretation in effect in the accounting industry.  Furthermore, the accounting guidance indicating that convertible securities such as the Warrants should be reclassified to a liability was limited to Example 9 at ASC 815-40-55-33 and 55-34, a relatively obscure example which was not frequently cited in accounting literature discussing the effects of FASB ASC 815-40-15.

Securities and Exchange Commission
September 7, 2010

•
Our accounting treatment for the Warrants after the Company’s adoption of FASB ASC 815-40-15 was reviewed and confirmed by our outside accounting consultants and our Audit Committee, which is led by a director with extensive accounting and financial expertise.  Accordingly, the continued treatment of the Warrants as equity under FASB ASC 815-40-15 was fully reviewed and assessed, although the conclusions reached were incorrect.

•
Our interim financial statements for the three months ended October 31, 2009 and the three and six months ended January 31, 2010 were reviewed by our independent registered public accounting firm and no issues were raised with respect to our conclusion that the adoption of FASB ASC 815-40-15 did not require different treatment of the Warrants.

•
We also reviewed and considered our entity level controls, our control environment, disclosure structure, reporting structures and accounting review process, and the oversight of our financial reporting by our Board of Directors and the Audit Committee, and we determined that they were functioning as designed.

•
We believe that, based on our assessment of FASB ASC 815-40-15 at the time, the internal controls and procedures were adequate and effective.  In the end, our assessment was determined to be erroneous based on a single example under the new accounting guidance (Example 9 at ASC 815-40-55-33 and 55-34) brought to our attention by the Commission Staff in the specific context of the Warrants.  In this case, we have reinterpreted the effect of FASB ASC 815-40-15 on the Warrants in light of the information provided by the Commission Staff.  Our professional judgment, internal expertise and use of controls to review the preparation of our financial reporting documents remains adequate.

•
In conjunction with our Audit Committee, our CEO and CFO participated in a review of changes in our internal control over financial reporting in connection with the restatements.  That evaluation did not identify any changes that have materially affected, or are likely to material affect, our internal control over financial reporting due to the restatements.

•	We have reasonable assurance that our financial reporting has been prepared according to SEC, GAAP and other appropriate standards on an ongoing basis.

Securities and Exchange Commission
September 7, 2010

•	Our permitted communications between management and auditors regarding preparation of financial documents have added to our confidence that we are compliant with control over financial reporting.

•
We are a small company with extremely limited resources.  However, we operate with extensive management oversight of all accounting transactions and activity.  Although we expect to report approximately $24.8 million in losses as of the fiscal year ended July 31, 2010, our public float as of the end of the second fiscal quarter ended January 31, 2010 was in excess of $75,000,000.  Therefore, we must fully comply with Section 404 of the Sarbanes Oxley Act (including auditor attestation) as of the filing of our annual report on Form 10-K for the fiscal year ended July 31, 2010.  We have been reviewing and testing our internal and disclosure controls and to date nothing has come to our attention or to the attention of our Audit Committee which would lead us to believe that there are any material weaknesses in internal controls over financial reporting or that our disclosure controls and procedures are ineffective.

•
While we acknowledge that paragraph 69 of PCAOB Standard No. 5 lists a restatement of previously issued financial statements as an indicator of a material weakness in internal controls over financial reporting, we also note that the Public Company Accounting Oversight Board specifically stated in PCAOB Release No. 2007-005A that “the presence of one of the indicators does not mandate a conclusion that a material weakness exists.”  See PCAOB Release No. 2007-005A (June 12, 2007) at A4-9.  Our current view of our control environment is that it is adequate for the size of the Company and normal operating activities.  The occasion of the restatement of 2010 Quarterly Financial Statements resulting from the interpretation of recently issued complex accounting rules regarding an extremely narrow category of derivatives (i.e., convertible securities with price protection provisions) does not indicate to management that there is a deficiency in our internal controls.

Other factors we considered in concluding that accounting errors similar to those that were corrected in the restatement are not reasonably likely to recur include the following:

•
We concluded the error was not due to any failures to maintain our accounting records, recording of transactions, or controls.  This occurrence would be classified as infrequent, and not indicative of a broader issue concerning the application of generally accepted accounting principles.

•
In the last year, we have added a new member to our internal accounting staff at the level of Vice President, Finance, who has extensive experience in financial reporting of SEC reporting companies and who is active in the review and preparation of our financial reporting documents.

Securities and Exchange Commission
September 7, 2010

•
In conjunction with the quarterly and annual technical review by our outside accounting firm, we review all recent Accounting Standard Updates (“ASUs”) to determine if there are any ASUs which need to be applied to the Company’s financial statements.  We also have our outside accounting firm review and prepare updates to the “Effects of Recent Accounting Pronouncements” note to the financial statements and have asked that accounting literature related to ASUs be diligently reviewed in the future.

•
On a quarterly and annual basis, we review a current version of a GAAP disclosure checklist and verify that we have addressed all applicable items on the checklist.  We ask our independent registered public accounting firm to provide the checklist to us to ensure that we have the most current version available.

We believe that our existing disclosure and financial reporting processes and our internal controls and procedures as outlined above are extensive for a company our size.  We continually strive to improve our disclosure controls and procedures and, over the course of the last year, have strengthened  our financial reporting process with the addition of our Vice President, Finance.  For these reasons, we believe that our disclosure controls and procedures will be adequate to ensure that accounting errors similar to that resulting in the restatement will not recur.

* * *

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

cc:	Rose C. Perri, Chief Financial Officer Gary Miller, Esq.